

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2019

Mordechai Bignitz
Chief Executive Officer
OWC Pharmaceutical Research Corp.
2 Ben Gurion St.
Ramat Gan, Israel 5257334

   Re: OWC Pharmaceutical Research Corp.
    Registration Statement on Form S-1
    Filed May 31, 2019
    File No. 333-231865

Dear Mr. Bignitz:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Thomas Jones at 202-551-3602 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Electronics and Machinery

cc: Kenneth R. Koch, Esq.